787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 11, 2011

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Funds II Registration Statement on Form N-14 Filed on December 6, 2010 (the

“Registration Statement”) Securities Act File No. 333-333-171002

Dear Mr. Ganley:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned on January 4, 2011 and January 5, 2011 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the BlackRock Floating Rate Income Portfolio (the “Acquiring Fund”), a series of BlackRock Funds II (the “Registrant”), of all of the assets of each of the BlackRock Senior Floating Rate Fund, Inc. (“SFR-I”) and BlackRock Senior Floating Rate Fund II, Inc (“SFR-II” and together with SFR-I, the “Target Funds”), in exchange for the assumption of certain stated liabilities of each Target Fund and Investor A and Investor C1 Shares of the Acquiring Fund, as applicable.

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given to them in the Registration Statement.

Disclosure Comments

Comment No. 1:	Please provide the accounting and performance survivor analysis for the Reorganization.

Response:                  The following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”), as

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in alliance with Dickson Minto W.S., London and Edinburgh

John Ganley, Esq.

January 11, 2011

well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the Staff confirmed that the determination of the entity in a reorganization designated as the performance survivor should be evaluated from an accounting perspective, rather than a legal perspective. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:1

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. While each of the funds is currently managed by Leland T. Hart, Managing Director of BlackRock, Inc. and C. Adrian Marshall, Director of BlackRock, Inc., the Acquiring Fund is also managed by James Keenan, Managing Director of BlackRock. BlackRock Advisors will continue to serve as the investment manager to the Combined Fund following the completion of the Reorganization and Messrs. Hart, Marshall and Keenan are expected to continue to serve as the portfolio managers of the Combined Fund following the Reorganization. Each portfolio manager is jointly responsible for the day-to-day management of the Funds’ portfolio, which includes setting the Funds’ overall investment strategy, overseeing the management of the Funds and/or selection of their investments.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund; however, as a result of the similar investment objective and similar investment strategies, policies and restrictions of the Funds, there is substantial overlap in the portfolio securities currently held by the Funds. In particular, as of October 31, 2010, approximately 62% of the portfolio securities held by the Master Senior Floating Rate LLC (the “Master LLC”), the master portfolio of each of the Target Funds, were held by the Acquiring Fund and approximately 90% of the portfolio securities held by the Acquiring Fund were held by the Master LLC.

Investment Objectives, Policies and Restrictions: The investment objective of the Target Funds is to provide as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans (“corporate loans”), primarily in the form of participation interests (as defined in the Registration Statement) in corporate loans made by banks or other financial institutions. The investment objective of the Acquiring Fund is to seek to provide high current income, with a secondary objective of long-term capital appreciation. The investment objectives are similar, but not identical. All of the Funds seek to provide high current income, however the Target Funds seek to preserve capital while the Acquiring Fund seeks to grow capital over the long-term. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement under “Investment Objectives and Principal Investment Strategies – Comparison.” The investment objective, policies and restrictions of the Acquiring Fund will be those of the Combined Fund; however, as noted above, consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management team is generally managing the Funds in a similar manner.

1 The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

John Ganley, Esq.

January 11, 2011

Expense Structure: The annual advisory fee and administration fee for the Target Funds is higher than the maximum annual management fee for the Acquiring Fund. The annual advisory fee on the Target Funds (charged at the Master LLC level) is 0.40% greater than the maximum annual advisory fee for the Acquiring Fund. In addition, the Target Funds have higher admin fees in comparison to the Acquiring Fund. However, the Target Funds make payments to dealers for distribution fees from profits (as opposed to fund operating expenses). Following the reorganization, the Acquiring Fund’s management fee structure will be applied to the Combined Fund. Shareholders of the Target Funds will benefit from the lower management fees and lower expense ratios for their share classes in the Combined Fund, and all shareholders will benefit from the increased assets of the Combined Fund. BlackRock has estimated that the Combined Fund would adopt the Acquiring Fund’s expense structure; the revenue impact to BlackRock from the reorganization is expected to be in excess of ($1,000,000). Pro-forma expenses indicate that net expenses of the Combined Fund will remain at either pre-reorganization levels or decrease.

The Target Funds are each single-share class products that are continuously offered. In the proposed transaction, shareholders of SFR-I will receive existing Investor A Shares of the Acquiring Fund, while shareholders of SFR-II will receive newly-created Investor C1 Shares of the Combined Fund. The Investor C1 Share class will be newly created and will be offered to only the SFR-II shareholders because none of the existing share classes align closely with the current expense structure of SFR-II– specifically, existing Investor C Shares of the Acquiring Fund pay distribution and service fees of 1.00%, while the new-created Investor C1 Shares would pay distribution and service fees of 0.75%. Under current market conditions, the distribution yields of the Combined Fund’s Investor A Shares and Investor C1 Shares are expected to be comparable to the current distribution yields of the Closed-End Funds.

Asset Size: SFR-I represents approximately 54% of the total Combined Fund. As of October 31, 2010, SFR-I had approximately $294 million in assets, while SFR-II and the Acquiring Fund had approximately $151 million and approximately $102 million, respectively.

The Registrant believes that the Acquiring Fund is the appropriate legal survivor in each Reorganization because it will provide shareholders with daily liquidity through an open-end fund. The Registrant believes that the shareholders of each Target Fund will benefit more from the daily redemption feature of an open-end fund than by continuing to operate each Target Fund as a closed-end fund; however, the Registrant believes that SFR-I is the more appropriate accounting and performance survivor in the event that either only the SFR-I Reorganization is approved or both Reorganizations are approved because the Combined Fund is expected to be managed by the same portfolio management team that has managed each Target Fund, with one additional portfolio manager, and SFR-I is larger and has a longer performance history than any other Fund. In addition, the Acquiring Fund is a relatively new fund that commenced operations on July 9, 2010. For these reasons, the Registrant believes that current and future shareholders of the Combined Fund will consider SFR-I’s performance history more relevant to their investment decisions. In the event that only the SFR-II Reorganization is approved, the Registrant believes that SFR-II is the more appropriate accounting and performance survivor for similar reasons.

SFR-I has a substantial track-record, dating back to 1989, while SFR-II commenced operations in 1999 and the Acquiring Fund commended operations in July 2010. As a result of the Reorganizations, shareholders of the Target Funds will obtain daily liquidity through the Combined Fund’s capital structure,

John Ganley, Esq.

January 11, 2011

are projected to benefit from the Combined Fund’s expense structure, and will not be subject to early withdrawal charges or CDSC’s on new shares received.

Comment No. 2:	Question & Answer No. 2. Please clarify the disclosure stating that a vote to approve the Reorganization constitutes a vote to liquidate the Fund. Alternatively, please use a different term rather than “liquidate.” Please make corresponding changes throughout the N-14, as applicable.

Response:	The requested changes have been made. The Registrant has changed “liquidate” to “dissolve” throughout the N-14, as applicable.

Comment No. 3:	Question & Answer No. 2. Please add disclosure to consideration (ii) stating that if Senior Floating Rate Fund shareholders purchase additional shares of the Combined Fund following the closing of the Reorganization, such purchases and redemptions may be subject to a sales charge, CDSC and/or redemption fee. Please make corresponding changes throughout the N-14, as applicable.

Response:	The requested changes have been made.

Comment No. 4:	Question & Answer No. 4. The disclosure states that Investor C1 shareholders can purchase shares of another class of the Floating Rate Income Portfolio, subject to meeting applicable eligibility requirements. Consequently, the Floating Rate Income Portfolio Investor Share Prospectus should also accompany the N-14 for shareholders of the BlackRock Senior Floating Rate Fund II, Inc. to provide them with relevant information describing the Floating Rate Portfolio’s other share class. Please provide a cross reference to that effect.

Response:	The Floating Rate Income Portfolio Investor Share Prospectus will accompany the N-14 for shareholders of the BlackRock Senior Floating Rate Fund II, Inc. The Registrant has added an applicable cross reference as requested.

Comment No. 5:	Question & Answer No. 7. Please revise the first sentence of the answer to clarify that the Combined Fund’s projected annual fund operating expenses are expected to be below those of the Senior Floating Rate Fund before and after taking into account applicable fee waivers and/or expense reimbursements.

Response:	The Registrant has revised the sentence as follows:

Following the closing of your Fund’s Reorganization or of both your Fund’s Reorganization and the Reorganization of the other Senior Floating Rate Fund (the “Combined Reorganization”), the Combined Fund’s projected annual fund operating expenses are expected to be below those of your Fund before and after taking into account certain contractual fee waivers and/or expense reimbursements that BlackRock Advisors has agreed to implement.

John Ganley, Esq.

January 11, 2011

Comment No. 6:	Question & Answer No. 7. Please revise the table showing the Funds’ total annual expense ratios to match the information disclosed in the Fee Table such that the ratios include interest expense and acquired fund fees and expenses. Please delete the total assets column and any corresponding footnotes from the table.

Response:	The requested changes have been made.

Comment No. 7:	Question & Answer No. 13. Please supplementally confirm that each Senior Floating Rate Fund does not have more than 15% of its assets invested in illiquid securities.

Response:	The Registrant confirms that each Senior Floating Rate Fund does not have more than 15% of its assets invested in illiquid securities.

Comment No. 8:	Page ii of the Prospectus/Proxy Statement. Please clarify what is included in the Senior Floating Rate Funds’ 65% investment policy.

Response:	The requested changes have been made. The Registrant has revised the disclosure to include the following clarifying language:

Corporate loans to other than corporate borrowers (such as municipalities or governments) are not counted for purposes of the 65% policy, but are counted for purposes of the 80% policy.

Comment No. 9:	Page iii of the Prospectus/Proxy Statement. Please confirm that the Registrant will file an amendment to the Registration Statement to incorporate by reference to the Form N-2s filed by the Senior Floating Rate Funds in December 2010. Please confirm that the references to the 2009 prospectuses of the Senior Floating Rate Funds will be changes to the 2010 prospectuses of the Senior Floating Rate Funds in the N-14.

Response:	The Registrant intends to file an amendment to the Registration Statement to incorporate by reference to the Form N-2s filed by the Senior Floating Rate Funds in December 2010. The Registrant has also changed the references to the 2010 prospectuses of the Senior Floating Rate Funds in the N-14.

Comment No. 10:	Fee Table and Expense Examples. Please break the Fee Table into two separate tables. The first table should show just BlackRock Senior Floating Rate Fund, Inc., BlackRock Floating Rate Income Portfolio-Investor A Shares and the Pro Forma Combined Fund-Investor A Shares (assuming all funds). The applicable Expense Example should follow the first Fee Table. The second table should show just BlackRock Senior Floating Rate Fund II, Inc., BlackRock Floating Rate Income Portfolio-Investor C1 Shares, the Pro Forma Combined Fund-Investor C1 Shares (assuming only BlackRock Senior Floating Rate Fund II, Inc.) and the Pro Forma

John Ganley, Esq.

January 11, 2011

Combined Fund-Investor C1 Shares (assuming all funds). The applicable Expense Example should follow the second Fee Table.

Response:	The requested changes have been made.

Comment No. 11:	Page 18 of the Prospectus/Proxy Statement – Principal Investment Risks. Please disclose the risk factors of the Funds in one place in the N-14. Please move the full disclosure of the principal risks under the heading “Comparison of the Senior Floating Rate Fund and the Floating Rate Income Portfolio – Risks of the Funds” to the summary section under the heading “Summary – Principal Investment Risks.”

Response:	The requested change has been made.

Accounting Comments

Comment No. 1:	Question & Answer No. 14. Please disclose the total amount of the reorganization costs, the amount to be allocated to each Fund and the basis and reasonableness for such allocation.

Response:	The requested change has partially been made. The Registrant has added the total amount of the reorganization costs and amount to be allocated to each Fund. The Registrant that it has added disclosure regarding the basis for the allocation under the heading “Information About the Reorganizations – Expenses of the Reorganizations” in the N-14.

Comment No. 2:	Page 57 of the Prospectus/Proxy Statement – Capitalization Table. Please include a separate capitalization table for each permutation of the transaction. Each table should include an adjustment column for the difference in per share net asset value, reorganization expenses and other adjustments. For each table, the line items for each participating Fund and the adjustments should add up to the amount for the Combined Fund.

Response:	The requested change has been made.

Comment No. 3:	Page 3 of the Statement of Additional Information. Clearly explain that the schedule of investments reflects investments at the master and not at the feeder fund level.

Response:	The requested change has been made. The Registrant has revised the disclosure to include the following clarifying language:

The pro forma schedule of investments reflects investments held by the Master Senior Floating Rate LLC, through which the Senior Floating Rate Funds invest.

John Ganley, Esq.

January 11, 2011

Comment No. 4:	Note 5 to the Pro Forma Financial Statements in the Statement of Additional Information. Please include a similar discussion of any limitations on capital loss carryforwards in the Prospectus/Proxy Statement.

Response:	The requested disclosure is already included under the “Information About the Reorganizations – Material U.S. Federal Income Tax Consequences of the Reorganization” in the N-14.

Comment No. 5:	Page 25 of the Statement of Additional Information. Please disclose that some of the pro forma financial statements are based on estimates.

Response:	The requested disclosure appears in Note 6 to the Pro Forma Financial Statements in the Statement of Additional Information and therefore, the Registrant respectfully declines to make the suggested change.

* * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8681.

Sincerely,

/s/ Jack D. Cohen
Jack D. Cohen

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC

Maria Gattuso, Esq., Willkie Farr & Gallagher LLP

Lisa Eskenazi, Esq., Willkie Farr & Gallagher LLP